FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________)

Materials Contained in this Report

1. Translation of May 13, 2002 press release entitled "Advantest Adopts Stock Option Plan (in the Form of Stock Acquisition Rights)".

2. Translation of May 16, 2002 press release entitled "Repurchase of Shares (Pursuant to Article 210 of the Commercial Code)"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: [signature]
Name: Hitoshi Owada
Title: Managing Director and
Senior Vice President,
Administration and Finance Division

Date: May 16, 2002

FOR IMMEDIATE RELEASE

May 13, 2002
ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

Advantest Adopts Stock Option Plan (in the Form of Stock Acquisition Rights)

Tokyo -- May 13, 2002 -- Advantest Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights described hereunder, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 60th ordinary meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2002.

1. Reason for the issue of stock acquisition rights to persons other than shareholders on especially favorable terms

   The stock acquisition rights will be issued as stock options to directors, statutory auditors and employees of the Corporation and its domestic and overseas subsidiaries to provide them an incentive towards better business performance and to retain and attract talented individuals.

   Due to the nature of the issue as stock option grants, subject to the following details, the stock acquisition rights will be issued for no consideration. The subscription price required to be paid upon exercise of the stock acquisition rights will be based on the market prices as of the time of issue of such stock acquisition rights.

2. Details of stock acquisition rights

   (1) Persons to whom stock acquisition rights will be allocated

   Directors, statutory auditors and employees of the Corporation and its domestic and overseas subsidiaries.

   (2) Class and total number of shares to be issued upon exercise of the stock acquisition rights

   Not exceeding 800,000 shares of common stock of the Corporation.

   The number of shares to be issued upon exercise of each stock acquisition right shall be 100 shares, provided, however, that when the subscription price per share is adjusted in accordance with (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued upon exercise of such stock acquisition right as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

$$\text{Number of shares to be issued upon exercise of each stock acquisition right} = \frac{\text{Total subscription price}}{\text{Subscription price per share}}$$

   When the number of shares to be issued upon exercise of each stock acquisition right is adjusted, the total number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying the number of shares to be issued upon exercise of each stock acquisition rights after adjustment by the number of stock acquisition rights that have not been exercised as of the time of such adjustment plus the number of shares that have been issued upon exercise of stock acquisition rights.

(3) Total number of stock acquisition rights to be issued

Not exceeding 8,000.

(4) Issue price of the stock acquisition rights

No consideration shall be paid.

(5) Total subscription price to be paid upon exercise of each stock acquisition right

The total subscription price to be paid upon exercise of each stock acquisition right shall be determined on the day of issue of the stock acquisition rights by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued upon exercise of each stock acquisition right as specified in (2) above (100 shares).

The subscription price per share shall be 1.05 times the average closing price of the common stock of the Corporation in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month of issue of the stock acquisition rights (excluding days on which there is no such closing price), rounded up to the nearest yen; provided, however, that if such amount is less than the closing price of the common stock of the Corporation on the day of issue of the stock acquisition rights (or, if there is no such closing price on the day of issue, the closing price on the immediately preceding day on which there was such closing price), the subscription price per share shall equal the closing price on such day.

If, subsequent to the issue of the stock acquisition rights, the Corporation splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price, the subscription price per share shall be adjusted according to the following formula, rounded up to the nearest yen. Provided, however, that such an adjustment will not be triggered by issue of new shares or transfer of treasury stock upon exercise of any stock acquisition rights or warrants of the Corporation or in certain other circumstances. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Corporation, in the case of a capital reduction, merger or de-merger of the Corporation or certain other events.

(a) Formula for adjustment in the case of share split or consolidation

$$\text{Subscription price per share after adjustment} = \text{Subscription price per share before adjustment} \times \frac{1}{\text{Ratio of split / consolidation}}$$

(b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

$$\text{Subscription price per share after adjustment} = \text{Subscription price per share before adjustment} \times \frac{\text{Outstanding number of shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Subscription price per share to be issued}}{\text{Market price per share}}}{\text{Outstanding number of shares} + \text{Number of new shares to be issued}}$$

In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Corporation after deduction of shares held by the Corporation as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

(6) Exercise period of the stock acquisition rights

Between April 1, 2003 and March 31, 2007 (4 years).

(7) Conditions for exercise of stock acquisition rights

(a) A person to whom stock acquisition rights are allocated (a "rights holder") must be a director, statutory auditor or employee of the Corporation or its domestic or overseas subsidiary at the time of exercise, except where there are reasons deemed reasonable by the Board of Directors, including the person ceasing to be a director, statutory auditor or employee, due to the completion of his/her term of office or his/her reaching retirement age.

(b) The stock acquisition rights may not be inherited.

(c) Each stock acquisition right may not be exercised in part.

(d) Other terms and conditions will be determined at a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

(8) Cancellation of stock acquisition rights

(a) The Corporation may cancel, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Corporation shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Corporation shall become a wholly-owned subsidiary of another company.

(b) The Corporation may cancel, for no consideration, all or part of the stock acquisition rights of a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of stock acquisition rights.

(9) Restriction on the transfer of stock acquisition rights

Any transfer of stock acquisition rights shall require the approval of the Board of Directors.

(10) Other details of the stock acquisition rights will be determined in a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

(Note) The above terms are subject to approval by the Shareholders' Meeting of the "Proposal to issue stock acquisition rights to persons other than shareholders on especially favorable terms."

FOR IMMEDIATE RELEASE

ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: 03-3342-7500

Repurchase of Shares
(Pursuant to Article 210 of the Commercial Code)

Tokyo – May 13, 2002 – Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to repurchase its shares pursuant to Article 210 of the Commercial Code. The proposal will be made at its 60th ordinary meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2002.

1. Reason for the repurchase
   To enable swift implementation of the Company's capital policies in response to changes in business conditions

2. Scope of the repurchase

(1) Class of equity:	Common stock of the Company
(2) Number of shares:	Not exceeding 3 million shares (3% of total outstanding shares)
(3) Total repurchase price:	Not exceeding ¥35 billion

* The above terms are subject to the approval of the "Proposal Concerning the Repurchase of Shares" to be proposed to the Shareholders' Meeting.